FOX PETROLEUM INC.
64 Knightsbridge, London, England
United Kingdom SW1X 7JF

November 3, 2008

FILED VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Fox Petroleum Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-153057

Ladies and Gentlemen:

     Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Fox Petroleum Inc. (the “Company”) hereby requests the withdrawal of its registration statement on Form S-1 (Registration No. 333-153057), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed on August 15, 2008. No securities were sold under the Registration Statement.

     Please contact Peter V. Hogan, Esq. at Richardson & Patel LLP at (310) 208-1182, if you have any questions.

Very truly yours,

FOX PETROLEUM INC.

By:	/s/ Richard Moore
Richard Moore
President and Chief Executive Officer